                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                               Unify Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  904 743 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                David J. Schwartz, Esq.          875 Third Ave.
                 Debevoise & Plimpton       New York, NY 10022
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 27, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 904743 101                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Accel Capital L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           356,679
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    356,679
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     356,679
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 904743 101                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Accel Associates L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           356,679
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    356,679
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     356,679
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 904743101                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Accel Capital (International) L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Bermuda
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           237,785
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    237,785
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     237,785
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 904743101                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Accel Associates (International) L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Bermuda
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           237,785
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    237,785
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     237,785
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 904743101                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ellmore C. Patterson Partners
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           27,628
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    27,628
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,628
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 904743101                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Arthur C. Patterson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           238,739
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          598,464
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    238,739
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    598,464
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     837,203
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 904743101                                         PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Paul H. Klingenstein
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC,PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,678
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          594,464
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,678
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    594,464
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     597,142
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 904743101                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James R. Swartz
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC,PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           25,372
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          594,464
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    25,372
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    594,464
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     619,836
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1:  ISSUER AND SECURITY

(a)       Issuer:  Unify Corporation ("Unify")

(b)       Address of Principal Executive Office: 181 Metro Drive, 3rd Floor
                                                  San Jose, CA 95110

(c) Title of Class of Securities: Common Stock (par value $.001 per share) CUSIP No.: 904743 10 1

ITEM 2:  IDENTITY AND BACKGROUND

(a)       Filing Persons (the "Purchasers" or "Reporting Persons"):

          Entities ("Entities"):
                Accel Capital L.P.  ("AC")
                Accel Associates L.P.  ("AA")
                Accel Capital (International) L.P.  ("ACI")
                Accel Associates (International) L.P.  ("AAI")
                Ellmore C. Patterson Partners  ("ECPP")

          Individuals ("Individuals"):
                Paul H. Klingenstein ("PHK")
                Arthur C. Patterson ("ACP")
                James R. Swartz ("JRS")

(b)       Principal Business/Residence Address:

               For AC, AA, PHK, and ACP:
                   Accel Partners
                   One Embarcadero Center
                   Suite 3820
                   San Francisco, CA 94111

               For ACI and AAI:
                   c/o International Corporate Management of Bermuda Ltd. Bermuda Commercial Bank Building
                   44 Church Street / P.O. Box HM 1255
                   Hamilton, Bermuda  HM FX

               For ECPP and JRS:
                   Accel Partners
                   One Palmer Square
                   Princeton, NJ 08542

(c)        Principal Occupation or Employment/Citizenship/Place of Organization

           Entities:
                Accel Capital L.P.  ("AC")                        Delaware
                Accel Associates L.P.  ("AA")                     Delaware
                Accel Capital (International) L.P.  ("ACI")       Bermuda
                Accel Associates (International) L.P.  ("AAI")    Bermuda
                Ellmore C. Patterson Partners  ("ECPP")           Delaware

           Individuals:
                Paul H. Klingenstein ("PHK")                      United States
                Arthur C. Patterson ("ACP")                       United States
                James R. Swartz ("JRS")                           United States

           PHK, ACP, and JRS are each a general partner of AA and AAI; AA is the general partner of AC, and AAI is the general partner of ACI. ACP is the sole general partner of ECPP.

(d) None of the Entities and Individuals has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Entities and Individuals, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)        Each of the Individuals is a citizen of the United States.

ITEM 3:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 27, 1996, ACP purchased 15,000 shares of Common Stock of the Issuer at an aggregate purchase price of $83,700.00. On December 30, 1996, ACP purchased 35,000 shares of Common Stock for a total of $194,050.00, and on December 31, 1996, ACP purchased 15,000 shares at an aggregate purchase price of $85,575.00. All of the purchases were paid for in cash with personal funds of ACP.

           Previous Acquisitions

On December 8, 1986, each of AC, ACI, ECPP, PHK, ACP, and JRS purchased Common Stock of the Issuer, pursuant to a Purchase Agreement dated December 8, 1986 among Dean Westbrook and the Purchasers identified therein. AC purchased 70,384 shares of Common for an aggregate purchase price of $137,248.80, ACI purchased 46,923 shares of Common for $91,499.85, ECPP purchased 2,565 shares of Common for $5,001.75, PHK purchased 641 shares of Common for $1,249.95, ACP purchased 5,128 shares of Common for $9,999.60, and JRS purchased 1,282 shares of Common for $2,499.90. On July 2, 1987, a 2-for-1 forward stock was effected by the Issuer.

On December 8, 1986, each of AC, ACI, ECPP, PHK, and JRS purchased Series A Preferred Stock of the Issuer ("Series A"), pursuant to a Series A Preferred Stock Purchase Agreement dated December 8, 1986 among the Issuer and the Purchasers identified therein. AC purchased 200,854 shares of Series A for an aggregate purchase price of $411,750.70, ACI purchased 133,903 shares of Series A for $274,501.00, ECPP purchased 21,951 shares of Series A for $44,999.55, PHK purchased 1,829 shares of Series A for $3,749.45, and JRS purchased 3,659 shares of Series A for $7,500.95.

Between October 2, 1987 and June 30, 1988, each of AC, ACI, ECPP, PHK, ACP, and JRS purchased Series B Preferred Stock of the Issuer ("Series B"), pursuant to a Series B Preferred Stock Purchase Agreement dated October 2, 1987 among the Issuer and the Purchasers identified therein. AC purchased 549,000 shares of Series B for an aggregate purchase price of $411,750.00, ACI purchased 366,000 shares of Series B for $274,500.00, ECPP purchased 50,000 shares of Series B for $37,500.00, PHK purchased 5,000 shares of Series B for $3,750.00, ACP purchased 10,000 shares of Series B for $7,500.00, and JRS purchased 10,000 shares of Series B for $7,500.00.

On September 30, 1988, each of AC and ACI purchased Series C Preferred Stock of the Issuer ("Series C"), pursuant to a Series C Preferred Stock Purchase Agreement dated September 30, 1988 among the Issuer and the Purchasers identified therein. AC purchased 236,640 shares of Series C for an aggregate purchase price of $295,800.00, and ACI purchased 157,760 shares of Series C for $197,200.00,

On March 22, 1991, each of AC, ACI, ECPP, PHK, ACP, and JRS purchased Series D Preferred Stock of the Issuer ("Series D"), pursuant to a Series D Preferred Stock Purchase Agreement dated March 22, 1991 among the Issuer and the Purchasers identified therein. AC purchased 220,707 shares of Series D for an aggregate purchase price of $275,883.75, ACI purchased 147,139 shares of Series D for $183,923.75, ECPP purchased 15,369 shares of Series D for $19,211.25, PHK purchased 1,537 shares of Series D for $1,921.25, ACP purchased 3,074 shares of Series D for $3,842.50, and JRS purchased 3,074 shares of Series D for $3,842.50.

On April 2, 1992, each of AC, ACI, ECPP, PHK, ACP, and JRS purchased Series E Preferred Stock of the Issuer ("Series E"), pursuant to a Series E Preferred Stock Purchase Agreement dated April 2, 1992 among the Issuer and the Purchasers identified therein. AC purchased 253,758 shares of Series E for an aggregate purchase price of $380,637.00, ACI purchased 169,173 shares of Series E for $253,759.50, ECPP purchased 19,524 shares of Series E for $29,286.00, PHK purchased 1,918 shares of Series E for $2,877.00, ACP purchased 3,490 shares of Series E for $5,235.00, and JRS purchased 3,836 shares of Series E for $5,754.00.

On December 27, 1995, JRS donated all of his shares of Common, Series A, Series B, Series D, and Series E to The Swartz Foundation Trust ("TSFT"), a private charitable foundation of which JRS is Trustee.

In connection with a Revolving Credit Agreement dated as of November 29, 1993 ("Revolver"), each of AC, ACI, ECPP, PHK, ACP, and JRS received Warrants to Purchase Common Stock ("Warrants") of the Issuer, as follows: 112,781 for AC, 75,188 for ACI, 8,677 for ECPP, 852 for PHK, 1,551 for ACP, and 1,705 for JRS. The Warrants were exercised on June 4, 1996 by reducing the principal amount of the Promissory Notes issued in connection with the Revolver by the following amounts: AC by $5,638.85, ACI by $3,759.35, ECPP by $433.65, PHK by 42.35, ACP
by $77.35, and JRS by $85.05.

Prior to the Issuer's initial public offering on June 13, 1996 ("IPO"), the Issuer effected a 1-for-7 reverse stock split of its Common Stock. In conjunction with the IPO in June 1996, all of the Series A, Series B, Series C, Series D, and Series E (collectively "Preferred Stock") converted into Common Stock of the Issuer, and the conversion ratios of each series of Preferred Stock varied depending on the particular antidilution adjustments. Therefore, after the exercise of the Warrants, the 1-for-7 reverse split, and the conversion of the Preferred Stock into Common Stock, the ownership of the Issuer's Common Stock was as follows: AC owned 356,679 shares of Common Stock, ACI owned 237,785 shares of Common Stock, ECPP owned 27,628 shares of Common Stock, PHK owned 2,678 shares of Common Stock, ACP owned 4,611 shares of Common Stock, JRS owned 243 shares of Common Stock, and TSFT owned 5,129 shares of Common Stock.

In the IPO, ACP purchased directly 44,000 shares of Common Stock at a price of $12.00 per share, and he indirectly purchased a total of 4,000 shares which are owned in four equal amounts by ACP's wife and three minor children.

On various dates between August 28, 1996 and September 20, 1996, ACP purchased a total of 52,500 shares for a total cost of $589,487.50, or an average of $11.23 per share.

On various dates between September 6, 1996 and September 13, 1996, TSFT purchased a total of 20,000 shares for a total cost of $213,962.50, or an average of $10.70 per share.

On various dates between December 4, 1996 and December 26, 1996, ACP purchased a total of 45,000 shares for a total cost of $245,950.00, or an average of $5.47 per share.

All of the above purchases were paid for with cash from working capital for the Entities and personal funds for the Individuals.

Item 4. Purpose of Transaction

The purchases by certain of the Entities and Individuals of the securities described herein were made by them in connection with each of their general investment activities and, in the ordinary course of each of their respective businesses pursuant to privately negotiated securities purchase agreements and open-market purchases, as described herein.

Except as described herein, none of the Entities or the Individuals have any plans or proposals that relate to or would result in any of the actions set forth in (a) - (j) of the instructions to Item 4.

The Entities and the Individuals reserve their respective rights to acquire additional shares of Common Stock and to dispose of all of their respective current holdings of Common Stock, in one or more open-market or privately negotiated transactions or otherwise, on such terms and at such times as they respectively consider desirable.

Item 5.  Interest in Securities of the Issuer

         (a)(1)   Aggregate amount Beneficially Owned by each Reporting Person:
                  See Row 11 of cover page for each Reporting Person.

            (2) Percent of Class: See Row 13 of cover page for each Reporting Person.

         (b)      Number of shares as to which each Reporting Person has:

            (1) Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting Person.

            (2) Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.

            (3) Sole power to dispose of or to direct the disposition of: See Row 9 of cover page for each Reporting Person.

            (4)   Shared power to dispose of or to direct the disposition of:
                  See Row 10 of cover page for each Reporting Person

         (c) Except as reported herein, none of PHK, ACP, or JRS beneficially owns any Common Stock or has effected any transactions in Common Stock during the past sixty days. The transactions reported herein are described in Item 3.

         (d) No persons other than the Entities and Individuals have the right to receive and no persons other than the Entities and the Individuals have the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the rights described in Item 4, the Entities and Individuals have certain rights to require the Issuer to register, under the Securities Act of 1933, the Common Stock acquired through the conversion of the Preferred Stock, pursuant to Section 8 of the Series E Preferred Stock Purchase Agreement dated as of April 2, 1992 (see Exhibit B). Also, ACP is a director of the Issuer. As director, he has a total of 14,285 non-statutory stock options which vest ratably over three years from the issuance date of February 5, 1996 and are exercisable as vested at a price of $4.20 per share until February 5, 2006.

Item 7. Material to be filed as Exhibits

Exhibit A - Joint Filing Agreement
Exhibit B - Series E Preferred Stock Purchase Agreement dated as of April 2, 1992 (containing Section 8 - Registration Rights) filed by the Issuer as Exhibit
4.2 to Registration Statement No. 333-3834, which Series E Preferred Stock Purchase Agreement is hereby incorporated by reference.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997

Entities:
           Accel Capital L.P.
           Accel Associates L.P.
           Accel Capital (International) L.P.
           Accel Associates (International) L.P.
           Ellmore C. Patterson Partners

                                     By:/s/ G. Carter Sednaoui
                                        ----------------------------------------
                                        G. Carter Sednaoui, Attorney-in-fact
                                        for above-listed entities


Individuals:
           Paul H. Klingenstein
           Arthur C. Patterson
           James R. Swartz

                                     By:/s/ G. Carter Sednaoui
                                        ----------------------------------------
                                        G. Carter Sednaoui, Attorney-in-fact
                                        for above-listed entities

                                 EXHIBIT INDEX

                                                                   Sequentially
Exhibit           Document Description                            Numbered Page

A                 Agreement of Joint Filing

B Series E Preferred Stock Purchase Agreement dated as of April 2, 1992 (containing Section 8 - Registration Rights) filed by the Issuer as Exhibit 4.2 to Registration Statement No. 333-3834, which Series E Preferred Stock Purchase Agreement is hereby incorporated by reference.